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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -----------------



                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                           AFFILIATED NETWORKS, INC.
                 (Name of Small Business Issuer in its Charter)

                               -----------------



                  FLORIDA                                   65-0354269
      -------------------------------                   -------------------
      (State Or Other Jurisdiction Of                    (I.R.S. Employer
       Incorporation Or Organization)                   Identification No.)

   2701 SOUTH BAYSHORE DRIVE, SUITE #403
           COCONUT GROVE, FLORIDA                             33133
  ---------------------------------------                   ----------
  (Address Of Principal Executive Offices)                  (Zip Code)


                                 (305) 285-2003
                        --------------------------------
                          (Issuer's Telephone Number)

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

 Title Of Each Class                            Name Of Each Exchange On
 To Be So Registered                       Which Each Class Is To Be Registered
 -------------------                       ------------------------------------
       None
                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                      None

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
                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

COMPANY

         Affiliated Networks, Inc. (the "Company") is developing proprietary internet based trading exchanges for the wholesale trade of equipment, parts and supplies in selected industries. In addition, the Company publishes financial and strategic corporate information for use in evaluating and operating various companies on an industry by industry basis through a number of publications and on-line services.

         The electronic commerce ("E-Commerce") division of the Company's operations focuses on creating proprietary internet based wholesale trading exchanges (the "Exchanges") for the marine, medical and dental industries. The Exchanges, when fully operational, will allow buyers to solicit quotes on-line from sellers for specific equipment, parts and supplies. The Exchanges will display to the buyer the best price available, including shipping information and delivery dates, which will be updated on a real-time basis as bids are posted. The Exchanges seek to provide a nationwide search capability to buyers for hard-to-find equipment, parts and supplies and create a lowest price forum for buyers to take advantage of spot market pricing of sellers' overstocked and available inventory. Sellers utilizing the Exchanges will gain access to an expanded wholesale customer base and have greater opportunity to resell slow moving inventory. The Company anticipates that Exchange members may act as sellers and buyers on a daily basis to take advantage of differences in regional pricing and supply availability. Certain types of inventory, such as outboard engines, are seasonal in most parts of the country as weather precludes recreational boating in winter months. The Company believes that the marine Exchange ("MAREX") will facilitate boat dealers' ability to reduce inventory levels during slower periods and maintain lower in-stock inventory levels during peak periods because of greater purchasing power.

         The Exchanges are designed to create a low price and low risk environment for both buyers and sellers. Members must satisfy certain credit standards based on one of three parameters: (1) participating in a credit protection option; (2) having annual revenues in excess of $25 million and having been in business for 10 years or more, or (3) having cash or credit in an established trading account. Buyers using the Exchange will request quotes for equipment, parts and supplies by stock keeping unit ("SKU") or manufacturer, make or model, quantity and color, and will set a deadline for posting quotes. Sellers will receive requests for bids on their terminals through a flashing icon and have the opportunity to underbid posted quotes on a real time basis up to the buyer's deadline. The buyer selects the desired quote and electronically confirms the purchase, thereby notifying the seller of acceptance of the quote. The seller ships the goods via the selected common carrier to the buyer, who must accept delivery prior to the purchase price (net of commission) being released to the seller.

         The Financial Information Services ("FIS") division of the Company, which operates through Sovereign Financial Information Services, Inc., a wholly owned subsidiary, is developing a number of industry specific stock handbooks and periodicals that provide financial and corporate information on public companies within selected industries. The Company's publications include research reports, stock handbooks and global industry guides and are supplemented with information accessed via the internet. The Company intends to generate revenue through the sale of the Company's research reports, stock handbooks and global industry guides.

INDUSTRY OVERVIEW

         The internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation ("IDC") estimates that the number of worldwide web (the "Web") users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of the year 2002. This growth is expected to be driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the internet, improvements in network infrastructure, the proliferation of internet content and the increasing familiarity and acceptance of the internet by businesses and consumers. The internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly.

         The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the internet. IDC estimates that commerce over the internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000. The internet offers for the first time the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional trading while offering the benefits of internet-based commerce to the wholesale trading market. An internet-based centralized trading place facilitates buyers and sellers meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the internet, this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling the interaction between parties with mutual interests. As a result, there exists a significant market opportunity for an internet-based centralized trading place that applies the unique attributes of the internet to facilitate business-to-business trading.

BUSINESS STRATEGY

         GROWTH OF E-COMMERCE BUSINESS - Initially, the Company intends to market the Exchanges to retailers, distributors and exporters within the marine, medical and dental industries. The Company intends to market the Exchanges to each such industry segment by advertising in industry publications, utilizing direct mail, telemarketing and attending trade shows. Once the Exchanges are operational, the Company hopes to capitalize on significant referral business.

         TARGET SPECIFIC INDUSTRIES - The Company is currently focusing the development of its Exchanges on the marine, medical and dental industries. Once the MAREX and Medx Exchanges are operating, the Company will evaluate expansion into other industries. Such expansion would be geared towards industries similar to those mentioned above which, due to their size, fragmented nature and purchasing inefficiencies, would most benefit from the use of the Exchanges.

         CUSTOMER ASSURANCE PROGRAMS - The Exchanges are designed to create a low risk environment for members to buy and sell equipment, parts and supplies without the risks typically associated with wholesale trade. Buyers utilizing the Exchange will have the right to inspect and accept the purchased goods prior to remitting payment. Sellers will automatically participate in the Company's "SUREPAY" program in which a payment in excess of a designated amount will be insured by an insurance carrier. "SUREPAY" is an accounts receivable insurance program insured by a nationally recognized insurance company that pays the Seller the invoice amount of the sale in the event the Buyer fails to make the payment for certain specified reasons. By reducing the risk of utilizing the Exchange in this manner, the Company seeks to reduce member's concerns about nationwide transactions with new sources of business.

         CUSTOMER SERVICE - The Company intends to provide a lowest price and user friendly environment, staffed with high quality customer service.

         STRATEGIC RELATIONSHIPS - The Company has strategic relationships with such companies as Federal Express, Roadway Express, RPS, UPS and Yellow Freight. These relationships allow the Company to offer its customers a number of shipment options which will be tracked by the Company, enhancing timely delivery of orders. The Company has also formed a marketing relationship with GTE Intelligent Network Services Incorporated d/b/a GTE Internetworking ("GTE").

PRODUCTS AND SERVICES - E-COMMERCE

         MAREX - THE NATIONAL MARINE EXCHANGE

         MAREX - The National Marine Exchange is an on-line service designed to provide the marine industry with an Exchange to purchase virtually any equipment, parts and supplies in the marine industry that would be used on a recreational or commercial vessel. The service is accessed via the internet @ www.marex.com. The Company has focused initially on the marine industry because of its size, fragmented nature and purchasing inefficiencies. MAREX is



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designed to speed up the purchasing process, simplify payment procedures and provide a low cost forum for the marine industry, which is predominantly operated by small business owners. Data provided by The National Marine Manufacturers Association and Dun & Bradstreet suggests that there are an estimated 48,000 marine-related businesses, of which more than 1,800 are boat builders, 8,500 are boat yards and marinas, 15,000 are boat dealers, and over 15,000 are exporters.

         MEDX

         The Company is also developing an on-line Exchange for the medical and dental industries which will be similar to MAREX and will be known as MEDx. The system is designed to provide the medical and dental industries with an Exchange to purchase virtually any equipment, parts and supplies used in the medical and dental industries. The medical and dental industries, like the marine industry, are highly fragmented, with a large number of small businesses requiring medical and dental equipment and supplies. According to Dun & Bradstreet, it is estimated that there are more than 113,000 dental offices, 2,000 dental equipment suppliers and wholesalers, 130,000 dentists and 11,000 dental laboratories in the United States. Similarly, Dun & Bradstreet estimates that there are currently over 250,000 practicing physicians and surgeons, 13,000 hospitals, 14,000 hospital equipment and supplies wholesalers, 8,000 physicians and surgeons' equipment and supplies businesses and approximately 8,000 medical laboratories in the United States.

PRODUCT AND SERVICES - FINANCIAL INFORMATION SERVICES

         The Company also provides financial information services for certain industries through its research reports, its stock handbooks and its global industry guides. The research reports, which currently consist of THE NATURAL RESOURCES RESEARCH REPORT and THE TECHNOLOGY RESEARCH REPORT, are biannual publications that provide financial and other strategic information on North American publicly traded companies. The stock handbooks will be published annually and provide, among other things, company profiles, corporate backgrounds, stock charts, earnings, industry data, historical research and competitive intelligence information relating to industries including mining, oil & gas, high technology and biotechnology. It is anticipated that each stock handbook will be accompanied by an internet access code which will enable the user to access updated information in such areas. The global industry guides will be published annually and will initially focus on industry information in Latin America and the Caribbean. The Company has cultivated strategic relationships with certain private and public entities which it feels will allow it to provide valuable and timely information regarding legal developments, finance policies, tax and accounting practices, political assessments, regional news, competition and industry specific data. These relationships include those with Data Broadcasting Corporation, PR Newswire, Baker & McKenzie, Kroll Associates and 17 foreign government ministries. The Company expects to publish the first series of stock handbooks and global industry guides during the first quarter of 1999.

MARKETING

         The Company's primary marketing efforts for its E-Commerce business include advertising in industry publications, utilizing direct mail, telemarketing and attending trade shows. The Company's strategy is to use telemarketing to identify industry participants that have a desire to expand their sales by the use of the internet. The marketing focus is to encourage potential new members to visit the Exchange online, take a virtual tour, and encourage the business to become a registered member. Upon the registration of a business, a customer service representative will call the new member to describe the available services and to qualify such member. In addition, the Company advertises its E-Commerce services in industry publications such as the MARINE BUSINESS JOURNAL, BOAT & MOTOR DEALER, BOATING INDUSTRY, MARINA/DOCK AGE, MARINE BUSINESS JOURNAL, PROFESSIONAL BOAT BUILDER AND SOUNDINGS TRADE ONLY.

INTELLECTUAL PROPERTY

         The Company regards the protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers and entities with which it has strategic relationships in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The Company pursues the registration of its trademarks and service marks when appropriate.

         To date, the Company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

SOFTWARE DEVELOPMENT

         The Company has invested approximately $300,000 on proprietary software development for both its internal needs and E-commerce products under development. To date, the Company has developed several internal proprietary softwares that include a full suite of administrative, data collections and sorting, and marketing management tools. All of these programs are maintained in-house. The Company's databases contain data on more than 25,000 companies on a global basis that may be accessed by the sales force on both an intranet and internet pass-coded

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protected basis. The Company has developed a proprietary electronic commerce software program. The software has been designed to enable the easy migration to other industry platforms with relatively little, if any, changes.

COMPETITION

         E-Commerce has attracted numerous new businesses and many established businesses are expanding to take advantage of this medium. Many companies are using electronic data systems to facilitate production and shipping schedules. Other companies are focusing on direct access to the consumer through on-line retail sales and catalogs. While the Company is not aware of any services equivalent to the Exchanges currently being offered to the wholesale marine, medical and dental trade, there can be no assurance that other businesses are not developing similar technology that will compete directly with the Company's Exchanges. Many of the companies that currently participate in the E-Commerce market are larger, more established and have greater financial resources than the Company. There can be no assurance that direct competition with the Company's products will not be quickly developed and operated by such companies. Additionally, since the electronic commerce industry is in its infancy, many companies are attempting to enter this industry. The field is, and will remain for a period of time, extremely competitive.

         There are several on-line companies providing products and service competing with those offered by the Company. Some of these companies are larger, more established and have greater financial resources than the Company.

GOVERNMENT REGULATION

         The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. In addition, numerous states have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. Although the Company has received no communications from any state, no legal determination has been made with respect to the applicability of the state regulations to the Company's business to date and little precedent exists in this area. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible

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worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. While the Company believes that it is qualified to do business in every jurisdiction in which a failure to be registered could have a material adverse effect, the failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

         The Company currently has 17 full-time employees. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of its senior management and key technical personnel, none of whom is bound by an employment agreement. Competition for qualified personnel in the Company's industry and geographical location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future.

RECENT HISTORY

         The Company conducts its business from its offices at The Coconut Grove Bank Building, 2701 South Bayshore Drive, Coconut Grove, Florida 33133. The internet address for the Company is http://www.an.net. The Company was formally incorporated in the State of Florida in 1992 under the name of Florida Marine Management, Inc. Originally, the Company provided strategic data and information, and marketing and management services to the marine industry. By 1995, the Company was providing research and data to other industries including mining, oil & gas and high technology. In order to more appropriately reflect the Company's broadened business objectives, the Company changed its name to Affiliated Networks, Inc.

AVAILABLE INFORMATION

         Upon the effectiveness of this Form 10-SB, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 as amended and will file periodic reports with the Securities and Exchange Commission (the "Commission"). Copies of any documents that the Company files with the Commission may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. The Commission also maintains a World Wide Web site on internet at http://www.sec.gov that contains reports, proxy and information statements an other information filed electronically with the Commission.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements that have been certified by its independent public accountants, and quarterly




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reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

         The following discussion and analysis reflects management's assessment and understanding of the Company's results of operations and financial condition and should be read in conjunction with the Company's financial statements and the notes thereto.

OVERVIEW

         Affiliated Networks has two primary business segments: E-commerce and the FIS business. Since late 1997, the Company's activities have consisted of raising capital, recruiting personnel and developing and enhancing the software and hardware for its internet based proprietary trading exchanges. The Exchanges are in the development stage and therefore have not generated revenues to date. The Company expects to generate revenues from its E-Commerce operations by charging a commission to buyers of goods utilizing the Exchange. Since inception, the Company has expended approximately $300,000 on researching and developing proprietary software, including a prototype Exchange, which research and development has been funded primarily by capital raising transactions and bank borrowings.

         The FIS business generates revenues by charging customers a fee to appear in its research reports which include THE NATURAL RESOURCES RESEARCH REPORT and THE TECHNOLOGY RESEARCH REPORT. The Company publishes its research reports biannually and recognizes revenue over the life of the contract. Beginning in the first half of 1998, the Company has focused its publishing efforts on developing FIS products such as stock handbooks, global industry guides, and a supplementary online service which will generate revenues upon sales to customers.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

                  SALES. Through September 30, 1998, all of the Company's sales were generated by its FIS business as its E-Commerce business had not yet become operational. Sales for the period ending September 30, 1998 decreased approximately 67.9% to $115,349 from $359,416 in 1997. The overall decrease in sales was primarily due to the re-distribution of sales personnel to the development of two new product lines which now include the Company's stock handbooks, and global industry guides. Also contributing to the decline was the lack of renewals from existing clients of the Company's mining and oil & gas research report products due to a near all time low in the price of gold and oil prices.

                  DIRECT COSTS. Direct Costs are comprised of production costs for the research reports. The Company's direct costs decreased 17.2% to $60,220 in 1998 from approximately $72,734 in 1997. This decrease resulted from the consolidation of three research reports into two research reports and a reallocation of sales personnel and related reduction in commissions.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") increased approximately 47.0% to $788,937 for the period ending September 30, 1998 from $536,632 in 1997. The increase in SG&A was attributed to purchases in new equipment, costs associated with professionals including but not limited to attorney and accounting fees, and hiring of additional employees for the development and subsequent sales of new products. In addition, advertising expenses increased dramatically as the Company sought to introduce several new products in different markets.

                  NET LOSSES. The Company's losses increased approximately 314.1% to $733,808 for the period ending September 30, 1998 from $177,216 in 1997. The increase in losses was primarily due to an increase in selling, general and administrative expenses as well as a re-distribution of sales personnel to the development of new products.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

                  SALES. The Company's sales increased 90.6%, from $202,414 in 1996 to $385,765 in 1997. The Company attributes this increase primarily to increased sales of research reports.

                  TRADING ACCOUNT LOSSES. In 1997, the Company experienced trading account losses in the amount of $23,213. These losses were due to prevailing market conditions.

                  DIRECT COSTS. The Company's direct costs increased 64.1%, from $78,274 in 1996 to $128,473 in 1997. This increase resulted from increases in commissions and paper and postage costs.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Company's SG&A expenses increased 98.0 %, from $449,508 in 1996 to $889,936 in 1997. The increase resulted primarily from increases in personnel and equipment costs and rent relating to the Company's expansion.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has financed its operations primarily through the private sale of common stock, short-term borrowing from banks and the largest shareholder and CEO of the Company. In December of 1995, the Company issued 30,000 shares of common stock at $10 per share in a Regulation D offering. During the first quarter of 1997, the Company undertook a private placement of 300,000 shares of common stock at $5.00 per share in a Regulation D and Regulation S offering. As of September 30, 1998, proceeds of approximately $800,000 had been deposited by the Company. The proceeds were primarily used to fund operations, as well as the research, development and marketing of new products.

         The Company currently maintains lines of credit or term loans with several banks which total $141,329 as of September 30, 1998. All bank loans are personally guaranteed by the majority shareholder and CEO of the Company. Loans to the Company from an entity owned by the majority shareholder and CEO total $403,113. As of September 30, 1998 the total loans to the Company were $544,442. Interest rates for all loans fluctuate from prime plus 2.5% to prime plus 6.75%. Management believes that existing working capital and funds from operations are not sufficient to meet the Company's anticipated capital needs in connection with its present and proposed activities and plans to pursue additional sources of equity and debt financings. There has been no firm commitment of any kind with regard to such financings and no assurance can be given that such financings will be obtained, and if obtained, whether they will be obtained on terms favorable to the Company.

SEASONALITY

         The Company's revenues and operating results experience a small decrease in the late second and early third quarters as a result of decreased demand for the Company's FIS products.

YEAR 2000 ISSUES

         Many computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000. The Company has reviewed its internal programs and determined that there are no significant Year 2000 issues within the Company's programs or services. However, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although the Company believes that the third-party systems that are material to its business are Year 2000 compliant based on representations made by these suppliers. Failure of the Company's or such third-party equipment or software to properly process dates for the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any such problems, which could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company leases office space (2281 sq. ft.) in Coconut Grove, Florida, pursuant to a lease agreement that expires September 30, 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of November 20, 1998, certain information known by the Company with respect to the ownership of shares of Common Stock as to (i) all persons who are beneficial owners of more than 5% of the Common Stock of the Company, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) the directors and registrants of the Company as a group. Each person's address is c/o the Company's principal offices at 2701 South Bayshore Drive, Suite #403, Coconut Grove, Florida 33133.


                               Amount and Nature of
                                  the Beneficial
 Name and Address of               Ownership of                        Ownership
  Beneficial Owner                 Common Stock                       Percentage
 --------------------          --------------------                   ----------
David A. Schwedel                   2,763,000(1)                         46.64%
Alexander E. Gomez                      6,180                               *
Roger A. Baumann                      432,000(2)                          7.29%
Roger A. Trombino                      48,000(3)                            *
Dan Gallagher                          48,000(4)                            *
George Glazer                          60,000(5)                          1.01%
Leonard Wien                          603,000(6)                         10.18%
                                    ---------                            -----
All officers and directors          3,357,180                            56.67%
                                    =========                            ======

-----------------------
*    Less than 1%.

(1) The number of shares includes (i) fully vested options held by David Schwedel to purchase 600,000 shares of common stock and (ii) warrants issued to DAS Consulting, Inc., a corporation wholly owned by David Schwedel, exercisable at any time for 3,000 shares of common stock.
(2) The number of shares includes fully vested options to purchase 132,000 shares of common stock.
(3) This number reflects fully vested options to purchase 48,000 shares of common stock.
(4) This number reflects fully vested options to purchase 48,000 shares of common stock.
(5) This number reflects fully vested options to purchase 60,000 shares of common stock.
(6) These shares are held by the Wien Family Holdings Limited Partnership. Mr. Wien, a private investor, is the general partner of the partnership and has both voting and investment power over the partnership. The number reflected includes warrants exercisable at any time for 3,000 shares of common stock. Mr. Wien is related to Roger A. Baumann.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following sets forth certain information with respect to the directors and officers of the Company.

Name                              Age                       Title
----                              ---                       -----
David A. Schwedel                  33             Chief Executive Officer,
                                                   President and Director

Alexander E. Gomez                 32              Chief Financial Officer

Roger A. Baumann                   31             Chief Information Officer

Roger A. Trombino                  59                     Director

Dan Gallagher                      52                     Director

George Glazer                      68                     Director


All Directors hold office until the Company's 1999 Annual Meeting of Shareholders or until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors. No compensation is paid to the Board members for attendance at each Board meeting. For information on the ownership of shares by directors and officers see, "Security Ownership of Certain Beneficial Owners and Management."

         DAVID A. SCHWEDEL, CHIEF EXECUTIVE OFFICER, PRESIDENT AND DIRECTOR. Mr. Schwedel has served as a Director and President of the Company since 1992, when he founded the Company. Mr. Schwedel has over ten years of hands-on experience in the business development and corporate communications profession.

         ALEXANDER E. GOMEZ, CHIEF FINANCIAL OFFICER. Mr. Gomez joined the Company in 1992. Prior to that time, Mr. Gomez served as a commercial lending officer with First Union National Bank from 1988 to 1992. Mr. Gomez is currently serving as a part-time employee of the Company.

         ROGER A. BAUMANN, CHIEF INFORMATION OFFICER. Mr. Baumann has served as Chief Information Officer of the Company since January of 1997. For the past six years, Mr. Baumann has been an independent information technology consultant, developing business systems for use on mainframe, mini and personal computer systems. Mr. Baumann joined the Company on a part-time basis in 1994 and became a full-time consultant to the Company in 1995.

         ROGER A. TROMBINO, DIRECTOR. Mr. Trombino has served as a Director of the Company since 1992. Mr. Trombino has over 30 years of diversified experience with an investment bank, a multi-national Fortune 500 company, a group of private companies, and a Big Six accounting firm. He served on the Board of Directors of the Bon Secours Health System and several charitable organizations.

         DAN GALLAGHER, DIRECTOR. Mr. Gallagher joined the Board of Directors of the Company in November, 1997. Mr. Gallagher is currently the Director of New Business Development for GTE, where he has been for over 22 years.

         GEORGE GLAZER, DIRECTOR. Mr. Glazer has served as a director of the Company since February 1998. Mr. Glazer recently retired from Hill & Knowlton, an international public affairs, public relations firm where he had been Senior Vice President and Executive Director of worldwide broadcast and satellite services. Mr. Glazer currently serves as the President of Broadcast Media, Inc., headquartered in Boynton Beach, Florida.

ITEM 6. EXECUTIVE COMPENSATION.

         The following is the aggregate annual remuneration of the Company's Chief Executive Officer (the "Named Officer") for the last three fiscal years.*

                           SUMMARY COMPENSATION TABLE


                                                                                                Long-Term
                                                     Annual Compensation(1)                   Compensation
                                            -----------------------------------------     ----------------------
                                                  Fiscal                                    Number of Options
 Name and Principal Position                       Year                 Salary                   Granted
 ---------------------------------------    -------------------    ------------------     ----------------------
 David A. Schwedel                                 1997                $75,000                   450,000(2)
 Chief Executive Officer, President                1996                $65,000                   420,000
 and Director                                      1995                $65,000                        --

-----------------
*    No officer or director is paid more than $100,000 by the Company per year.

(1) The columns for "Bonus" and "Other Annual Compensation" have been omitted because there is no bonus or compensation required to be reported in such columns.
(2) See "Options Grant Table" below for additional information about these options.

OPTION GRANTS TABLE

         The following table sets forth certain information concerning grants of stock options made during fiscal 1997 to the Named Officer.


                                                        Individual Option Grants in 1997 Fiscal Year
                                       --------------------------------------------------------------------------
                                                             % of Total
                                         Number of        Options Granted       Exercise
                                          Options         to Employees in       Price Per
Name                                      Granted           Fiscal 1997          Share            Expiration Date
-----------------------------------    --------------     -----------------     -----------       ---------------
David A. Schwedel                           150,000*           12.82%             $  .37            January 2002
                                            300,000*           25.64%              $1.83            January 2002

-----------------
(*) Options were granted pursuant to the Company's 1997 Incentive Stock Option Plan.

STOCK OPTION PLANS

         1996 INCENTIVE STOCK OPTION PLAN. The Company's 1996 Incentive Stock Option plan, as amended, allows the Company to issue, in the aggregate, options for up to 300,000 shares (prior to giving effect to the 3-for-1 stock split) of the Company's common stock to selected employees. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant Each option is 100% vested as of the date of the grant and expires on the fifth anniversary of the date of grant unless terminated earlier.

         1997 INCENTIVE STOCK OPTION PLAN. The Company's 1997 Incentive Stock Option Plan, as amended, allows the Company to issue, in the aggregate, options for up to 660,000 shares (prior to giving effect to the 3-for-1 stock split) of the Company's common stock to selected employees. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant The options vest over a period of four years with an initial vesting of 20% or the date of grant with an additional 20% vesting on each anniversary thereafter. Each option shall expire on the fifth anniversary of the date of grant unless terminated earlier.

         AMENDED AND RESTATED 1997 STOCK OPTION PLAN. The Company's Amended and Restated 1997 Stock Option Plan allows the Company to issue, in the aggregate, options for up to 2,000,000 shares (post 3-for-1 stock split) of the Company's common stock to selected employees, directors or consultants of the Company. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant The options vest over a period of four years with an initial vesting of 20% or the date of grant with an additional 20% vesting on each anniversary thereafter. Each option shall expire on the fifth anniversary of the date of grant unless terminated earlier.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has entered into an Affinity Marketing Agreement with GTE Intelligent Network Services Incorporated d/b/a GTE Interworking ("GTE"), a company which provides internet access, web hosting and other internet-related services. Dan Gallagher, one of the Company's directors, is the Director of New Business Development for GTE.

         Renee Schwedel, the mother of David Schwedel, the Company's President, served on the Board of Directors of the Company until June 1998.

         DAS Consulting, Inc., a corporation wholly owned by David Schwedel, has entered into a loan agreement with the Company pursuant to which there are currently $403,112 outstanding. The loans bear interest at a rate of 2.5% over the prime rate.

ITEM 8. DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of (i) 25,000,000 shares of common stock, par value $.01 (the "Common Stock") of which 4,803,180 are issued and outstanding as of November 20, 1998, and (ii) 1,000,000 shares of preferred stock, par value $.01 ("Preferred Stock); none of which are issued or outstanding.

COMMON STOCK

         Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is Florida Atlantic Stock Transfer Co., Tamarac, Florida.

PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue shares of Preferred Stock with voting and conversion rights which would adversely affect the holders of shares of Common Stock. There are currently no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

         The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated

Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles also authorize the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is traded on the Nasdaq Bulletin Board under the symbol "AFNT" and commenced its trading on February 4, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, commissions and may not necessarily represent actual transactions.


1998                                                        High                       Low
----                                                      ---------                   ------
First Quarter (commencing February 4)                     $18 (pre 3-for-1 split)     $16.50 (pre 3-for-1 split)
Second Quarter                                            $ 5.28125                   $ 5.25
Third Quarter                                             $ 5.00                      $ 4.50
Fourth Quarter (ending November 20)                       $ 6.625                     $ 6.375



         As of November 20, 1998, there were approximately 323 holders of record of the Company's Common Stock, of which 4,803,180 shares were issued and outstanding. The closing bid price for the Common Stock was $6.50 per share.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS.

         There are no pending material legal proceedings to which the Company is a party or which any of its property is the subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In December 1995, the Company raised $300,000 through the sale of 30,000 shares of Common Stock at an average per share price of $10.00 through individual private placement. The proceeds of these sales were used for operational expenses of the Company. Mr. Schwedel, the President of the Company, purchased 5,000 of these shares. In June 1996, the Company effectuated a 10-for-1 stock split. During 1997, the Company raised $700,000 through its efforts to sell 300,000 shares of Common Stock at an average per share price of $5.00 to accredited investors under Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") and to non-United States residents pursuant to Regulation S under the Securities Act. In March 1998, the Company effectuated a 3-for-1 stock split.

          During 1997, the Company received two loans from entities owned or controlled by current shareholders in the amounts of $15,000 and $50,000, respectively. The maximum amount to be borrowed from these lenders is $100,000. As partial consideration for these loans, the Company has issued 6,000 warrants to the above lenders. Each warrant is convertible into one share of the Company's common stock and is exercisable at $1.83 per share (these warrants were to be exercisable at $5.50 per share prior to the 3-for-1 stock split). The warrants are valid for a period of five years. The Company has also issued warrants converting into 27,000 shares of Common Stock to Beloyan Investment Securities ("BIS"), each with an exercise price of $1.83, in consideration of BIS having acted as a placement agent for the private placement of a portion of the 300,000 shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Company's Articles of Incorporation provide that the Company shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein the Company agreed to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought from the Company, nor is the Company aware of any threatened litigation that may result in claims for indemnification from the Company by any officer or director. The Company has directors and officers insurance in place, which insures claims up to $1 million per occurrence.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Affiliated Networks, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Affiliated Networks, Inc. as of December 31, 1997, and the related statements of income from operating activities, shareholders' deficit, and cash flows for the years ended December 31, 1997 and 1996. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Networks, Inc. as of December 31, 1997 and the results of its operations, changes in its shareholders' deficit, and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

June 10, 1998

                                                     MCCLAIN & COMPANY, LLP

                                                     /s/ MCCLAIN & COMPANY, LLP

                           AFFILIATED NETWORKS, INC.
                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                         (A DEVELOPMENT STAGE COMPANY)


                                                                                        1997
                                                                                        ----
CURRENT ASSETS
      Cash                                                                           $    28,778
      Receivables (net)                                                                   32,556
      Trading securities                                                                  34,875
                                                                                     -----------
           Total current assets                                                           96,209
                                                                                     -----------

NET PROPERTY, EQUIPMENT, AND EQUIPMENT
      HELD UNDER CAPITAL LEASES                                                           62,951
                                                                                     -----------
OTHER ASSETS
      Copyright (net)                                                                      6,000
      Software development costs (net)                                                   216,589
      Deposits                                                                             5,039
                                                                                     -----------
           Total other assets                                                            227,628
                                                                                     -----------
           Total assets                                                              $   386,788
                                                                                     ===========
CURRENT LIABILITIES
      Current maturities of notes payable                                            $   140,047
      Current portion of capital lease obligations                                        10,748
      Accounts payable and accrued expenses                                               67,869
      Customer deposits                                                                  103,745
                                                                                     -----------
           Total current liabilities                                                     322,409
                                                                                     -----------
LONG TERM LIABILITIES
      Notes payable, net of current portion                                               75,792
      Capital lease obligations, net of current portion                                   16,423
                                                                                     -----------
           Total long-term liabilities                                                    92,215
                                                                                     -----------
           Total liabilities                                                             414,624
                                                                                     -----------
SHAREHOLDERS' DEFICIT
      Common stock, par value $.01 per share, 25,000,000
           shares authorized, 1,420,060 shares issued and
           outstanding                                                                    42,602
      Additional paid-in capital                                                         974,698
      Accumulated deficit                                                             (1,045,136)
                                                                                     -----------
           Total shareholders' deficit                                                   (27,836)
                                                                                     -----------
           Total liabilities and shareholders' deficit                               $   386,788
                                                                                     ===========


The accompanying notes to financial statements are an integral part of this statement.

                           AFFILIATED NETWORKS, INC.
                 STATEMENTS OF INCOME FROM OPERATING ACTIVITIES
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                         (A DEVELOPMENT STAGE COMPANY)


                                                                                1997                 1996
                                                                             ----------           ----------
SALES                                                                        $  385,765           $  202,414

OTHER INCOME
     Trading account losses                                                     (23,213)                  --
                                                                             ----------           ----------

         Total income                                                           362,552              202,414
                                                                             ----------           ----------
COSTS AND EXPENSES
     Direct costs                                                               128,473               78,274
     Selling, general, and administrative expenses                              889,936              449,508
                                                                             ----------           ----------

     Total costs and expenses                                                 1,018,409              527,782
                                                                             ----------           ----------

         Net loss                                                            $ (655,857)          $ (325,368)
                                                                             ==========           ==========

     Primary Earnings per Common Share                                           $(.16)               $(.09)
                                                                             ==========           ==========



The accompanying notes to financial statements are an integral part of this statement.

                           AFFILIATED NETWORKS, INC.
                            STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                         (A DEVELOPMENT STAGE COMPANY)


                                                                                1997                 1996
                                                                              ---------            ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                 $(655,857)           $(325,368)
     Adjustments to reconcile net loss to net cash used in
       operations
         Depreciation                                                            24,794               21,408
         Amortization                                                            68,655                2,000
         Reserve for bad debts                                                  101,647                   --
         Increase in receivables                                                (52,623)             (81,580)
         Decrease in deposits                                                        --                  699
         Increase in accounts payable                                            31,508               46,493
         Increase in customer deposits                                            4,453               99,292
         Net increase in trading securities                                     (34,875)                  --
                                                                              ---------            ---------

                  Net cash used in operating activities                        (512,298)            (237,056)
                                                                              ---------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                                         (6,811)             (40,302)
     Additions to software development costs and
      equipment                                                                (203,278)             (79,966)
     Shareholder loan (net)                                                     (50,820)              13,125
                                                                              ---------            ---------

                  Net cash used in investing activities                        (260,909)            (107,143)
                                                                              ---------            ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from borrowings                                                    83,155              165,988
     Principal payments on borrowings, net                                      (41,222)             (52,731)
     Principal payments on capital lease obligations                             (9,306)                  --
     Proceeds from stock issuance                                               700,300              300,000
                                                                              ---------            ---------
                  Net cash provided by financing activities                     732,927              413,257
                                                                              ---------            ---------

                  (Decrease) increase in cash                                   (40,280)              69,058

CASH, beginning of year                                                          69,058                   --
                                                                              ---------            ---------

CASH, end of year                                                             $  28,778            $  69,058
                                                                              =========            =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     During the year ended December 31, 1997 and 1996, interest paid was approximately
     $31,000 and $17,000, respectively.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
     ACTIVITIES: During the year ended December 31, 1996, software development costs incurred but not paid were $120,000.



The accompanying notes to financial statements are an integral part of this statement.

                           AFFILIATED NETWORKS, INC.
                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                         (A DEVELOPMENT STAGE COMPANY)


                                                                      Additional                          Total
                                                        Common          Paid-in      Accumulated       Shareholders'
                                                        Stock           Capital        Deficit            Deficit
                                                       -------        ----------     -----------       -------------
Balance, December 31, 1995                             $10,000         $     --      $   (63,911)        $ (53,911)

Issuance of common stock and
   contribution of additional paid-in
   capital                                              29,000          278,000               --           307,000

Net loss                                                    --               --         (325,368)         (325,368)
                                                       -------         --------      -----------         ---------

Balance, December 31, 1996                              39,000          278,000         (389,279)          (72,279)

Issuance of common stock and
   contribution of additional paid-in
   capital                                               3,602          696,698               --           700,300

Net loss                                                    --               --         (655,857)         (655,857)
                                                       -------         --------      -----------         ---------

Balance, December 31, 1997                             $42,602         $974,698      $(1,045,136)        $ (27,836)
                                                       =======         ========      ===========         =========


The accompanying notes to financial statements are an integral part of this statement.

                           CONSOLIDATED BALANCE SHEET
                             SEPTEMBER 30, 1998 AND
                                 BALANCE SHEET
                               SEPTEMBER 30, 1997
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                                  (UNAUDITED)

                                                                                   1998                  1997
                                                                               -----------           ----------
ASSETS
     Current Assets
              Cash                                                             $     4,174           $  480,743
              Receivables                                                           61,521              128,462
              Stock subscription receivable                                        700,000                   --
                                                                               -----------           ----------
         Total Current Assets                                                      765,695              609,205
                                                                               -----------           ----------

NET PROPERTY, EQUIPMENT AND EQUIPMENT HELD UNDER
 CAPITAL LEASES                                                                     73,236               73,617
                                                                               -----------           ----------
OTHER ASSETS
              Copyright, net                                                         4,500                6,500
              Software development costs                                           174,717              271,221
              Deposits                                                               5,039                5,039
                                                                               -----------           ----------
         Total Other Assets                                                        184,256              282,760
                                                                               -----------           ----------
              Total Assets                                                     $ 1,023,187           $  965,582
                                                                               ===========           ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
              Current maturities of notes payable                              $   488,822           $  102,965
              Current portion of capital lease obligations                           2,565               10,376
              Accounts Payable and accrued expenses                                244,481              315,116
              Customer deposits                                                     72,783               63,684
              Loans from shareholders                                                    0               13,962
                                                                               -----------           ----------
         Total Current Liabilities                                                 808,651              506,103
                                                                               -----------           ----------
LONG TERM LIABILITIES
              Notes Payable                                                         55,620               87,835
              Capital lease obligations                                             15,578               20,839
                                                                               -----------           ----------
         Total Long Term Liabilities                                                71,198              108,674
                                                                               -----------           ----------
         Total Liabilities                                                     $   879,849           $  614,777
                                                                               -----------           ----------
SHAREHOLDERS EQUITY
              Common stock, par value $0.01 per share:
                25,000,000 shares authorized(1)                                     48,032               42,600
              Additional paid-in capital                                         1,874,250              874,700
              Accumulated deficit                                               (1,778,944)            (566,495)
                                                                               -----------           ----------
         Total shareholders' equity                                                143,338              350,805
                                                                               -----------           ----------
         Total liabilities and shareholders' equity                            $ 1,023,187           $  965,582
                                                                               ===========           ==========

----------------
(1) 4,803,180 shares issued and outstanding as of September 30, 1998 and 4,260,000 shares issued and outstanding as of September 30, 1997


The accompanying notes to financial statements are an integral part of this statement.

           CONSOLIDATED STATEMENT OF INCOME FROM OPERATING ACTIVITIES
                 NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 AND
                 STATEMENT OF INCOME FROM OPERATING ACTIVITIES
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                                  (UNAUDITED)

                                                                                   1998                1997
                                                                                   ----                ----
SALES                                                                          $    115,349          $  359,416
                                                                               ------------          ----------
COST AND EXPENSES
              Direct costs                                                           60,220              72,734
              Selling, general and administrative expenses                          788,937             463,898
                                                                               ------------          ----------

         Total Costs and Expenses                                                   844,157             536,632
                                                                               ------------          ----------

         Net loss                                                              $   (733,808)         $ (177,216)
                                                                               ============          ==========

PRIMARY EARNINGS PER COMMON SHARE                                              $      (.16)          $     (.05)
                                                                               ============          ==========



The accompanying notes to financial statements are an integral part of this statement.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                 NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 AND
                       STATEMENT OF SHAREHOLDERS' EQUITY
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                                  (UNAUDITED)

                                                                      Additional                               Total
                                                        Common          Paid-in           Accumulated       Shareholders'
                                                        Stock           Capital             Deficit            Equity
                                                       -------        ----------          -----------       -------------
Balance, December 31, 1996                             $39,000        $  278,000           $  (389,279)        $ (72,279)

Issuance of common stock and
   contribution of additional paid-in
   capital                                               3,600           596,700                    --           600,300

Net loss for nine month period ended                        --                --              (177,216)         (177,216)
                                                       -------        ----------           -----------         ---------

Balance, September 30, 1997                            $42,600        $  874,700             $(566,495)        $ 350,805
                                                       =======        ==========           ===========         =========

Balance, December 31, 1997                             $42,602        $  974,698           $(1,045,136)        $ (27,836)
Issuance of common stock and
   contribution of additional paid-in
   capital                                               5,430           899,552                   --            904,982

Net loss for nine month period ended                        --               --               (733,808)         (733,808)
                                                       -------        ----------           -----------         ---------

Balance, September 30, 1998                            $48,032       $1,874,250            $(1,778,944)        $ 143,338
                                                       =======        ==========           ===========         =========



The accompanying notes to financial statements are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 AND
                            STATEMENT OF CASH FLOWS
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997
                          INCREASE (DECREASE) IN CASH
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                                  (UNAUDITED)

                                                                                 1998                1997
                                                                                 ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                                 $(733,808)          $(177,216)
      Adjustments to reconcile net loss to net
      cash used in operations:
           Depreciation                                                           24,696              17,000
           Amortization                                                           51,500               1,500
           Bad debt expense                                                        4,470                  --
           Increase in receivables                                               (33,435)            (46,882)
           Increase in trading securities                                         34,875                  --
           Increase in accounts payable                                          115,574              53,937
           Increase (Decrease) in customer deposits                               30,962             (35,608)
                                                                               ---------           ---------
                 Net cash used in operating activities                         $(567,090)          $(187,269)
                                                                               ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of equipment                                                   (34,981)             (9,683)
      Additions to Software development costs                                     (8,128)            (27,475)

                 Net cash used in investing activities                           (43,109)            (37,158)
                                                                               ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from related parties                                          464,151              24,180
      Proceeds from borrowings                                                        --              50,000
      Principal payments on borrowing                                            (74,510)            (38,368)
      Principal payments as capital lease obligations                             (9,028)            600,300
      Proceeds from stock issuance                                               204,982             600,300
                                                                               ---------           ---------
           Net cash provided by financing activities                             685,595             636,112
                                                                               ---------           ---------
           (Decrease) Increase in cash                                           (24,604)            411,685

CASH, Beginning of Period                                                         28,778              69,058
                                                                               ---------           ---------
CASH, End of Period                                                            $   4,174           $ 480,743
                                                                               =========           =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    During the nine months ended September 30, 1998 and 1997, interest paid was approximately $16,000 and
    $18,000, respectively.
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
    During the nine months ended September 30, 1998, $700,000 of stock subscriptions were received in exchange for 420,000 shares of Common Stock.
    During the nine months ended September 30, 1997, software development costs incurred but not paid were
    $43,780.


The accompanying notes to financial statements are an integral part of this statement.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           COMPANY OPERATIONS

           Affiliated Networks, Inc. (the "Company") is developing proprietary internet based trading exchanges for the wholesale trade of equipment, parts and supplies in selected industries. In addition, the Company publishes financial and strategic corporate information for use in evaluating and operating various companies on an industry by industry basis through a number of publications and on-line services.

           The electronic commerce ("E-Commerce") division of the Company's operations (in development stage) focuses on creating proprietary internet based wholesale trading exchanges (the "Exchanges") for the marine, medical and dental industries. The Exchanges, when fully operational, will allow buyers to solicit quotes on-line from sellers for specific equipment, parts and supplies. The Exchanges will display to the buyer the best price available, including shipping information and delivery dates, which will be updated on a real-time basis as bids are posted. The Exchanges seek to provide a nationwide search capability to buyers for hard-to-find equipment, parts and supplies and create a lowest price forum for buyers to take advantage of spot market pricing of sellers' overstocked and available inventory. Sellers utilizing the Exchanges will gain access to an expanded wholesale customer base and have greater opportunity to resell slow moving inventory. The Company anticipates that Exchange members may act as sellers and buyers on a daily basis to take advantage of differences in regional pricing and supply availability. Certain types of inventory, such as outboard engines, are seasonal in most parts of the country as weather precludes recreational boating in winter months. The Company believes that the marine Exchange ("MAREX") will facilitate boat dealers' ability to reduce inventory levels during slower periods and maintain lower in-stock inventory levels during peak periods because of greater purchasing power.

           The Exchanges are designed to create a low price and low risk environment for both buyers and sellers. Members must satisfy certain credit standards based on one of three parameters: (1) participating in a credit protection option; (2) having annual revenues in excess of $25 million and having been in business for 10 years or more, or
           (3) having cash or credit in an established trading account. Buyers using the Exchange will request quotes for equipment, parts and supplies by stock keeping unit ("SKU") or manufacturer, make or model, quantity and color, and will set a deadline for posting quotes. Sellers will receive requests for bids on

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           their terminals through a flashing icon and have the opportunity to underbid posted quotes on a real time basis up to the buyer's deadline. The buyer selects the desired quote and electronically confirms the purchase, thereby notifying the seller of acceptance of the quote. The seller ships the goods via the selected common carrier to the buyer, who must accept delivery prior to the purchase price (net of commission) being released to the seller. Accordingly, the portion of the Company's activities related to this division has been reflected as a development stage in these financial statements under the classification of software development costs.

           The Financial Information Services ("FIS") division of the Company, which operates through Sovereign Financial Information Services, Inc., a wholly owned subsidiary, publishes a number of industry specific stock handbooks and periodicals that provide financial and corporate information on public companies within selected industries. The Company's publications include research reports, stock handbooks and global industry guides and are supplemented with information accessed via the internet. The Company intends to generate revenue through the sale of the Company's stock handbooks and global industry guides to corporations and investors, and through fees charged to clients to appear in the Company's research reports.

           PRINCIPLES OF CONSOLIDATION

           During June of 1998, Sovereign Financial Information Services, Inc. was formed as a wholly owned subsidiary of Affiliated Networks, Inc.

           The accompanying consolidated financial statements include the accounts of Affiliated Networks, Inc. and Sovereign Financial Information Services, Inc. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

           TRADING SECURITIES

           The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets with the change in fair value during the period included in earnings.

           DEPRECIABLE ASSETS

           Property and equipment are stated at cost and depreciated using straight-line methods over the estimated useful lives of the assets.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           SOFTWARE DEVELOPMENT COSTS

           The Company is in the process of developing an online proprietary software for medical, dental and marine industries that will allow both buyers and sellers to transact in an online environment. All costs incurred subsequent to the Company establishing technological feasibility have been capitalized. Capitalization of the software development costs will be discontinued once the service is ready to be marketed.

           Included in software development costs are approximately $200,000 of capitalized development costs associated with Investors Research Network, an on-line internet research service used for internal purposes and as a supplement to the mining research, oil and gas, and high technology reports. Amortization commenced in 1997 using the straight-line method over the remaining estimated useful life of three years. Amortization for the year ending December 31, 1997 was approximately $66,000.

           COPYRIGHTS

           The cost of copyrights acquired is being amortized using the straight-line method over five years.

           INCOME TAXES

           The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change in deferred tax assets and liabilities during the period.

           CONCENTRATION OF CREDIT RISK

           During the years ended December 31, 1997 and 1996 and during the nine month periods ended September 30, 1998 and 1997, the Company maintained deposits with financial institutions in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           FAIR VALUES OF FINANCIAL INSTRUMENTS

           The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

             Notes Payable

             The fair values of notes payable are estimated based upon current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of notes payable are reasonable estimates of their fair values.

             Obligations Under Capital Lease

             The fair value of capital lease obligations is estimated based upon current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of capital lease obligations are reasonable estimates of their fair values.

           ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2  -  RECEIVABLES

           Receivables consist of open trade accounts. During the last quarter of 1997, Management applied an allowance of $101,647 on these trade accounts due to a decline in the mining industry. As such, management is delaying its collection efforts towards these receivables until the mining industry economy recovers.

NOTE 3  -  NET PROPERTY AND EQUIPMENT

           Property and equipment as of December 31, 1997 and as of September 30, 1998 and 1997, consist of the following:

                                                         September 30,          December 31,          September 30,
                                                             1998                  1997                    1997
                                                         -------------          ------------          -------------
           Equipment held under capital
           leases                                           $ 60,800                $ 60,800              $ 50,084
           Office furniture and
           equipment                                         103,826                  68,845                82,433
                                                      --------------------    ------------------    ------------------
                                                             164,626                 129,645               132,517
           Less accumulated
           depreciation                                      (91,390)                (66,694)              (58,900)
                                                      --------------------    -----------------     ------------------

             Net property and
             equipment                                      $ 73,236                $ 62,951              $ 73,617
                                                      ====================    ==================    ==================


           Depreciation expense charged to operations for the years ended December 31, 1997 and 1996 and for the nine month periods ended December 30, 1998 and 1997 was approximately $25,000, $21,000, $24,000 and $17,000, respectively.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 4  -  NOTES PAYABLE

           At September 30, 1998, December 31, 1997 and September 30, 1997, notes payable consist of the following:

                                                         September 30,          December 31,          September 30,
                                                             1998                  1997                    1997
                                                         -------------          ------------          -------------
          Note payable to bank, interest
            at 11.7%, payable in
            monthly installments
            including interest of $1,657
            through December 1999,
            secured by accounts
            receivable, equipment, and
            general intangibles of the
            Company, personally
            guaranteed by the majority
            shareholder.                                    $24,573               $35,308                 $39,151

          Note payable to bank, interest
            at prime plus 2.5%,
            payable in monthly
            installments of $1,388 plus
            interest through November
            1999, secured by accounts
            receivable, equipment, and
            general intangibles of the
            Company, personally
            guaranteed by the majority
            shareholder.                                     14,075                33,333                  37,500

          Line of credit with bank,
            interest at prime plus 3.0%,
            payable monthly, principal
            due on demand, secured by
            accounts receivable,
            equipment, and general
            intangibles of the
            Company, personally
            guaranteed by the majority
            shareholder.                                     50,000                50,000                50,000


                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 4  -  NOTES PAYABLE (CONTINUED)

                                                         September 30,          December 31,          September 30,
                                                             1998                  1997                    1997
                                                         -------------          ------------          -------------
          Line of credit with finance
            company, interest at prime
            plus 6.75%, payable in
            minimum monthly
            installments of 2% of
            outstanding balance,
            cancelable at any time,
            personally guaranteed by
            the majority shareholder.                       $ 22,400              $ 24,721              $ 19,959

          Line of Credit with related
            party interest at prime plus
            2.5% accruing monthly,
            principal and interest due
            on demand and unsecured                          403,113                    --                    --

          Note payable to bank, interest
            at 12.5%, payable in
            monthly installments
            including interest of $1,677
            through March 2000,
            secured by equipment,
            accounts receivable, and
            general intangibles of the
            Company, personally
            guaranteed by the majority
            shareholder.                                      30,281                39,322                44,190


                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 4  -  NOTES PAYABLE (CONTINUED)

                                                         September 30,          December 31,          September 30,
                                                             1998                  1997                    1997
                                                         -------------          ------------          -------------


          Margin account, interest at
            9.5%, payable monthly,
            principal due on demand,
            secured by trading
            securities with a carrying
            value of approximately
            $35,000                                             --                33,155                       --
                                                          --------              --------                 --------

          Total                                            544,442               215,839                  190,800

          Less current portion                             488,822               140,047                  102,965
                                                          --------              --------                 --------
                                                          $ 55,620              $ 75,792                 $ 87,835
                                                          ========              ========                 ========

           As of September 30, 1998, principal payments on notes payable including lines of credit for the remaining three months of 1998 and each calendar year thereafter and in the aggregate are as follows:

           October through December 1998                            $488,822
           1999                                                       50,891
           2000                                                        4,729
                                                                    --------
                                                                    $544,442
                                                                    ========

           Interest expense charged to operations on notes payable was approximately $26,600 and $10,000, respectively, for the year ended December 31, 1997 and 1996, and 14,500 and 18,000, respectively, for the nine months ended September 30, 1998 and 1997.

NOTE 5  -  CAPITAL LEASES

           The Company is the lessee of certain equipment under capital leases expiring in various years through the year 2000. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and are included in net property, equipment, and equipment held under capital leases. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases is included in depreciation expense for the years ended December 31, 1997 and 1996 and for the nine months ended September 30, 1998 and 1997.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 5  -  CAPITAL LEASES (CONTINUED)

           Minimum future lease payments under capital leases for the remaining three months of 1998 and each of the subsequent calendar years and in the aggregate are:

           October through December 1998                              $ 3,320
           1999                                                        13,268
           2000                                                         4,702
                                                                      -------
             Total minimum lease payments                              21,290
             Less amount representing interest                         (3,147)
                                                                      -------
             Present value of net minimum lease payment               $18,143
                                                                      =======

           Interest rates on capitalized leases vary from 12.0% to 19.6% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Imputed interest expense for the years ended December 31, 1997 and 1996 and for the nine months ended September 30, 1998 and 1997 was approximately $6,200, $6,800, $2,300 and $4,000, respectively.

NOTE 6  -  CUSTOMER DEPOSITS

           Customer deposits primarily represent unearned fee income from customers subscribing to the Mining Research Report.

NOTE 7  -  INCOME TAXES

           The provision for income taxes for the nine month periods ended September 30, 1998 and 1997, are summarized as follows:

                                                                                        1998             1997
                                                                                        ----             ----
                  Current                                                            $      --        $      --
                  Deferred - Federal                                                   (246,736)        (60,253)
                  Deferred - Florida                                                    (39,913)         (9,747)
                  Less valuation allowance applied to total provision                   286,649          70,000
                                                                                     ----------       ---------
                                                                                     $       --       $      --
                                                                                     ==========       =========


                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 7  -  INCOME TAXES (CONTINUED)

           Significant components of the Company's deferred tax assets are as follows:


                                                                                  1998            1997
                                                                                  ----            ----
           Allowance for bad debt                                              $  40,151       $      --
           Accrual to cash adjustment (net)                                       72,269          98,884
           Net operating and capital loss carryforward                           550,888         152,491
           Less valuation allowance                                             (663,308)       (251,375)
                                                                               ---------       ---------
                                                                               $      --       $      --
                                                                               =========       =========

           The provision for income taxes differs from the amount computed by applying the statutory federal and state income tax rates to income before income taxes. The sources and tax effects of the difference are as follows:


                                                                                 1998            1997
                                                                                 ----            ----
           Expected tax benefit at 39.5%                                       $ 289,854       $ 70,000
           Net accrual to cash adjustments                                       (37,416)        (6,015)
           Less valuation allowance applied to current timing
             differences                                                        (252,438)       (63,985)
                                                                               ---------       ---------
                                                                               $      --       $      --
                                                                               =========       =========

           At September 30, 1998 and 1997, the Company's net operating loss carryforwards for income tax purposes amounted to approximately $1,390,000 and $390,000, respectively, and are available to offset future taxable income through the year 2012.

           The provision for income taxes for the year ended December 31, 1997 and 1996, is summarized as follows:

                  CURRENT PROVISION

                  The Company's current provision for income taxes for the years ended December 31, 1997 and 1996, is zero due to the operating loss incurred.

                  DEFERRED PROVISION

                  The principal timing differences that result in deferred tax assets and liabilities are accelerated depreciation methods, the availability of operating loss carryovers, and the use of the cash basis method of accounting for income tax purposes.

           At December 31, 1997 and 1996, the Company's deferred tax assets exceeded any deferred tax liabilities. Due to the uncertainty of the realization of the deferred tax asset, the entire amount has been reduced by a 100% valuation allowance.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 7  -  INCOME TAXES (CONTINUED)

           The Company's net operating loss carryforward for income tax purposes amounted to approximately $796,000 and $224,000 at December 31, 1997 and 1996, respectively, and is available to offset future taxable income through the year 2011.

NOTE 8  -  OPERATING LEASES

           The Company leases its office space under an operating lease which has expired. Management is currently seeking alternative sites for office space. The expired lease is currently on a month-to-month basis.

           During the years ended December 31, 1997 and 1996 and during the nine months ended September 30, 1998 and 1997, total rental expense for all operating leases was approximately $55,000, $40,000, $29,500 and $33,000 respectively.

NOTE 9  -  RELATED PARTY TRANSACTIONS

           During the years ended December 31, 1997 and 1996 and during the nine month period ended September 30, 1997, certain shareholders paid $25,000, $30,000 and $84,000, respectively, of professional services and commissions on behalf of the Company. In addition, approximately $100,000 is due to a related party by common ownership as of September 30, 1997. These amounts are included in the balance sheets under the caption of accounts payable and accrued expenses as of the respective balance sheet dates.

NOTE 10  - SHAREHOLDER'S EQUITY

           The Company effected a three-for-one stock split to stockholders of record as of the close of business on March 24, 1998. Share and per share amounts presented have been adjusted to reflect the stock split.

           STOCK OPTION PLAN

           During January 1997, the Company approved a 1996 and 1997 Incentive Stock Option Plan (ISO). The 1996 and 1997 plans provide options for 900,000 and 1,980,000 shares, respectively, to be purchased for the greater of $.33 or the fair market value.

           The Company applies APB Opinion No. 25 and related interpretations in accounting for these plans; accordingly, no compensation cost has been recognized. The Company's net loss would not have been materially affected had the Company's determined compensation cost consistent with the method prescribed by SFAS No. 123, Accounting for Stock Based Options.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 10  - SHAREHOLDER'S EQUITY (CONTINUED)

           The following is a summary of the status of the 1996 and 1997 ISO plan during the interim periods ending September 30, 1998 and 1997.

                                                                       Number of      Weighted Average
                                                                         Shares        Exercise Price
                                                                       ---------      ----------------
          Outstanding at January 1, 1997                                 420,000          $   .37
          Granted                                                      1,680,000          $  1.33
          Exercised                                                           --               --
                                                                      ----------
          Outstanding at September 30, 1997                            2,100,000          $  1.33
          Weighted average fair value of options                      ==========
            granted during period                                     $       --
                                                                      ==========
          Outstanding at January 1, 1998                               2,100,000          $  1.33

          Granted                                                             --               --
          Exercised                                                           --               --

          Outstanding at September 30, 1998                            2,100,000          $  1.33
                                                                      ==========

          Weighted average fair value of options                      $       --
             granted during period
                                                                      ==========


           The following is a summary of the status of the 1996 and 1997 ISO plan options outstanding at September 30, 1998


                           Outstanding Options                                        Vested Options
            ------------------------------------------------------       -------------------------------------
                                             Weighted     Weighted                      Weighted      Weighted
                                             Average      Average                        Average       Average
             Exercise                       Remaining     Exercise                      Remaining     Exercise
            Price Range       Number           Life        Price           Number         Life          Price
            -----------      ---------      ----------    --------       ---------      ---------     --------
            $1.33-$5.50      2,100,000      4.25 years     $1.33         1,184,700        4.25          $1.02


           The Company estimates that based on a vesting schedule of 25% per year, approximately 95% of such options will eventually vest.

           As of December 31, 1997 and 1996, options for 450,000 shares of the 1996 ISO and 1,650,000 shares of the 1997 ISO had been granted at an option price of ranging from $.33 to $5.50.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 10  - SHAREHOLDER'S EQUITY (CONTINUED)

           In the event an optionee under the Plans owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or, if applicable, of its parent or subsidiary corporation at the time an option is granted, the purchase price shall be the greater of one dollar ten cents ($1.10) per share or one hundred ten percent (110%) of the fair market value per share of the Corporation's common stock on the date of granting the option or one hundred ten percent (110%) of the book value per share of the Corporation's common stock on the date of the granting of the Option.

           COMMON STOCK

           Pursuant to a 1997 stock offering, the Company made available for sale a total of 900,000 shares of common stock at $1.67 per share. As of September 30, 1998, the Company had been paid or received subscription agreements of approximately $1,500,000 for these shares.

           PREFERRED STOCK

           During 1998, the articles of incorporation of the Company were amended. Such amendment authorized 1,000,000 shares of preferred stock of $.01 par value with preferences to be determined by the Board of Directors upon issuance. As of September 30, 1998, no preferred stock had been issued.

           WARRANTS

           During 1997, the Company received two loans from entities owned or controlled by current shareholders in the amounts of $15,000 and $50,000, respectively. The maximum amount to be borrowed from these lenders is $100,000. As partial consideration for these loans, the lenders were granted stock warrants.

           Effective July 28, 1997, the Company has issued 6,000 warrants to the above lenders. Each warrant is convertible into one share of the Company's common stock and is exercisable at $1.83 per share. The warrants are valid beginning on the effective date and for a period of five years from the effective date. The Company has also issued warrants converting into 27,000 shares of Common Stock to Beloyan Investment Securities ("BIS"), each with an exercise price of $1.83, in consideration of BIS having acted as a placement agent for the private placement of a portion of the 300,000 shares.

NOTE 11 -  UNCERTAINTY

           The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   (INFORMATION PERTAINING TO THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)
                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

NOTE 11  - UNCERTAINTY (CONTINUED)

           Company as a going concern. However, the Company has incurred recurring operating losses, has a working capital deficit and minimal remaining equity. Realization of the major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements and the success of future operation. Management is restructuring the Company's operations towards the development of E-Commerce Solutions for Business. Additionally, the Company is embarking on a private placement of up to $5,000,000. Management believes these actions will generate future sales and position the Company to be more competitive. If these actions do not generate the capital necessary to maintain the Company's operations, its majority shareholder has expressed his intention of providing the necessary capital to keep the Company operating through September 30, 1999.

NOTE 12  - EARNINGS PER SHARE

           Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding. The number of shares used in the computation were $3,995,719 and $3,612,411 for the years ending December 31, 1997 and 1996 and 4,694,938 and 3,906,597 for the nine months ending September 30, 1998 and 1997, respectively. Fully diluted earnings per share amounts are not presented for the years ending December 31, 1997 and 1996 and for the nine month periods ended September 30, 1998 and 1997 because they are anti-dilutive.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibits                Description Of Document
--------                -----------------------
3.1(a)                  Form of Amended and Restated Articles of Incorporation
                        of the Company
3.2(a)                  Form of Amended and Restated Bylaws of the Company
4.1                     Form of Warrant
10.1                    1996 Incentive Stock Option Plan, as amended
10.2                    1997 Incentive Stock Option Plan, as amended
10.3                    Amended and Restated 1997 Stock Option Plan


                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AFFILIATED NETWORKS, INC.

                                              By: /s/ David A. Schwedel
                                                 -------------------------------
                                                   David A. Schwedel, President